Exhibit 2

For Immediate Release	1 July 2019

WPP PLC (“WPP”)

Response to Press Speculation: Kantar

WPP notes the recent press speculation and confirms that, as part of the previously announced process for the sale of a majority of Kantar, WPP has entered into exclusive discussions with Bain Capital for the sale of a majority shareholding in Kantar, with a headline enterprise value (for 100%) of c.$4bn.

Bain Capital’s proposal is subject to negotiation. There is no certainty that these discussions will result in a transaction involving Kantar.

Any further announcement will be made as appropriate.

Ends

This announcement contains inside information.

The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Contact:

Chris Wade, WPP +44(0) 20 7282 4600 Richard Oldworth, Buchanan Communications +44 (0)7710 130634